Exhibit 99.1

News Release

Orla Mining Provides an Update on Infill Drilling at Camino Rojo Sulphides Deposit with Multiple Highly Positive Drill Intersections

3.41 g/t Au over 36m, incl. 29.2 g/t Au over 3.0 m,
2.94 g/t Au over 66.5 m, incl. 4.98 g/t Au over 16.5 m,
2.44 g/t Au over 49.5 m, incl. 4.59 g/t Au over 21.0 m, and
2.22 g/t Au over 96.5 m, incl. 3.24 g/t Au over 33.9 m

VANCOUVER, BC, Jan. 25, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an update on its exploration activities at the Camino Rojo Sulphides in the second half of 2023.

2023 Exploration Highlights: Camino Rojo Sulphides (Mexico)

In 2023, Orla undertook a 37,677-metre drill program, strategically focusing on infilling higher-grade parts of the Camino Rojo Sulphides deposit to support a potential underground Mineral Resource estimate. The primary objective was to enhance the understanding of geological controls of the deposit while extending selected drill holes to explore for sulphide mineralization beyond the current open pit Mineral Resource boundaries, referred to as the "Camino Rojo Extension." Orla previously presented results from 15 of 56 drill holes in the 2023 Sulphide drill program (June 22, 2023) and this news release presents results from an additional 23 drill holes. Results from the remaining 18 drill holes will be shared in the coming weeks.

Overall, infill drilling of the Camino Rojo Sulphides has consistently yielded long intercepts (>30 metres down holes) of greater than 2.0 grams of gold per tonne (g/t Au). These significant drill results align with previous work, reinforcing the potential for an underground mining scenario. Recent drilling has returned notable high-grade intercepts exceeding 10 g/t Au over core lengths ranging from 0.7 metres to 3.0 metres. These high-grade intersections are part of wider intervals of greater than 2.0 g/t Au over tens of metres. The presence of high-grade gold results highlights the opportunity to enhance value through the potential implementation of more selective and targeted underground mining techniques.

"New drill results at Camino Rojo are revealing more about controls on mineralization and hinting at potential for significant expansion below the current Mineral Resource in the Camino Rojo Extension. This data is crucial for our upcoming underground resource estimation, enhancing our understanding of this important part of our growth pipeline."

-       Sylvain Guerard, Orla's Senior Vice President, Exploration

Drill result highlights include:

Camino Rojo Sulphides
Hole CRSX23-17 incl.	2.54 g/t Au over 68.5m 13.1 g/t Au over 1.5 m
Hole CRSX23-19C: incl. and incl. and incl.	2.08 g/t Au over 124.5 m 2.46 g/t Au over 60.0 m, and incl. 11.7 g/t Au over 1.5 m 11.7 g/t Au over 3.0 m 3.11 g/t Au over 20.5 m
Hole CRSX23-20B:	2.22 g/t Au over 96.5 m incl. 3.24 g/t Au over 33.9 m incl. 12.8 g/t Au over 1.2 m and incl. 17.5 g/t over 1.6 m
Hole CRSX23-20F:	2.36 g/t Au over 65.4 m, incl. 2.77 g/t Au over 13.5 m, 2.86 g/t Au over 36.5 m and incl. 14.8 g/t Au over 1.5 m
Hole CRSX23-21A:	2.44 g/t Au over 49.5 m, incl. 4.59 g/t Au over 21.0 m, incl. 17.1 g/t Au over 1.5 m and incl. 18.8 g/t Au over 1.5 m
Hole CRSX23-23A:	3.41 g/t Au over 36m, incl. 5.94 g/t Au over 18.0m, and incl. 29.2 g/t Au over 3.0 m
Hole CRSX23-24A:	2.94 g/t Au over 66.5 m, incl. 4.98 g/t Au over 16.5 m incl. 21.7 g/t Au over 1.5 m and incl. 13.9 g/t Au over 1.5 m

See the appendix of this news release for full drill results.

This most recent drilling campaign, part of Orla south-oriented drill hole programs, has continued to reduce overall drillhole spacing to approximately 25-30 metres within part of the Camino Rojo Sulphides. (Historical north-oriented drill holes had approximately 50-metre spacing). The 2023 drilling efforts consistently intercepted extensive zones (>30 metres down-hole drill length) of higher-grade gold mineralization (>2 g/t Au), often including zones of >3 g/t Au over tens of metres, with more narrow intervals of 0.7-3.0 metres of >10g/t. Assay results from 19 of the 23 drillholes reported in this news release have returned 27 significant mineralized drill intercepts with a grade-by-thickness factor greater than 50 g/t Au by metre (g/t * m), including 11 intercepts with grade-by-thickness factor greater than 100 g/t Au by metre. The newly acquired drill data significantly improves our understanding of the location and continuity of structures controlling higher grade gold mineralization, providing more precise insights compared to what was achievable with historical drilling results. Full drill results are available in the Appendix to this news release and are available at www.orlamining.com.

All metres reported above are down-hole intervals, with true width estimates ranging from 60-98% of the reported interval for all composites >5 grade-by-thickness factor (Au g/t*m). See Table 1 in the Appendix to this news release for estimated true widths of individual composites. A standard sampling length of 1.5m is used with a minimum of 0.5m when required based on geologic contacts.  All drill core is HQ diameter. The reported composites were not subject to "capping" however a preliminary analysis suggests that only 4 out of 4,111 samples from the reported holes exceeded the potential capping level of 27.0 g/t.  These samples averaged 43.6 g/t gold (max. 69.1 g/t). Orla believes that applying a top cut would have a negligible effect on overall grades. Composites for the sulphide drilling were calculated using 1 g/t Au cut-off grade and maximum 6 metres consecutive waste.

2024 Plans: Camino Rojo Sulphides (Mexico)

The final assay results from the 2023 Sulphide Infill and Extension drilling programs, comprising 18 drill holes, are anticipated to be released in the coming weeks. The successful completion of the 2023 Sulphide infill drill program marks a significant milestone. Looking ahead to 2024, the Company remains committed to near-mine exploration, now shifting its primary focus towards evaluating the extensive potential of the open Camino Rojo deposit, extending into the promising Camino Rojo Extension beneath the current Sulphide mineral resource. To achieve this objective, Orla plans to execute an aggressive 30,000-metre drill program in 2024. Building upon insights gained from the 2023 drilling efforts and historical work, this program aims to further investigate the exciting potential beneath the existing mineral resource.

Additional 2023 Results and 2024 Camino Rojo Sulphide Extension Drill Program

Figure 1: Plan View Showing Location of Reported Drill Holes

Figure 2: Camino Rojo Long Section Drill Intersection Highlights

Figure 3: Camino Rojo Cross Section Drill Intersection Highlights for Fence CRSX23-19

Figure 4: Camino Rojo Cross Section Drill Intersection Highlights for Fence CRSX23-20

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the 2022 and 2023 drilling programs at the Camino Rojo property, Mr. Guerard has visited the property in the past year; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control – 2023 Drill Program

All gold results at Camino Rojo were obtained by ALS Minerals (Au-AA23) using fire assay fusion and an atomic absorption spectroscopy finish. All samples are also analyzed for multi-elements, including silver, copper, lead and zinc using a four-acid digestion with ICP-AES finish (ME-ICP61) method at ALS Laboratories in Canada. If samples were returned with gold values in excess of 10 ppm or base metal values in excess of 1% by ICP analysis, samples are re-run with gold (Au-GRA21) by fire assay and gravimetric finish or base metal by (OG62) four acid overlimit methods. Drill program design, Quality Assurance/Quality Control and interpretation of results were performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Standards were inserted at a frequency of one in every 50 samples, and blanks were inserted at a frequency of one in every 50 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. ALS Minerals and ALS Laboratories are independent of Orla. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at Camino Rojo.

For additional information on the Company's previously reported drill results, see the Company's press releases dated February 4, 2021 (Orla Mining Provides Exploration Update), September 12, 2022 (Orla Mining Advances Exploration & Growth Pipeline),January 31, 2023 (Orla Mining Continues to Intersect Wide, Higher-Grade Sulphide Zones and Expose Deeper Potential at Camino Rojo, Mexico) and June 22, 2023 (Orla Mining Provides Update On Successful Drilling Program In Mexico).

Historical drill results at Camino Rojo were completed by Goldcorp. Inc. ("Goldcorp"), a prior owner of the project. The Company's independent qualified person, Independent Mining Consultants, Inc. was of the opinion that the drilling and sampling procedures for Camino Rojo drill samples by Goldcorp (and prior to its acquisition by Goldcorp, Canplats Resources Corporation) were reasonable and adequate for the purposes of the Camino Rojo Report, and that the Goldcorp QA/QC program met or exceeded industry standards. See the Camino Rojo Report for additional information.

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Mexico. The property is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021 (the "Camino Rojo Report"), is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. Orla also owns 100% of Cerro Quema located in Panama which includes a gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach project located on the Carlin trend in Nevada. The technical report for the 2022 Feasibility Study entitled "South Railroad Project, Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada" dated March 23, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical reports are available on Orla's website at www.orlamining.com.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the potential mineralization at the Camino Rojo Sulphides based on the 2023 drill program, the potential development scenarios for the Camino Rojo Sulphides and the Company's 2024 exploration plans, including the goals, potential results and timing thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations and risks associated with operating in Mexico and Panama; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo plc with respect to accessing certain additional portions of the mineral resource at the Camino Rojo project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Appendix: Drill Results

Table 1: Camino Rojo Sulphide Infill Composite Drill Results (Composites 1g/t Au cog)

Composites 1g/t Au cog
HOLE-ID	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu ppm	As ppm	Pb ppm	Zn ppm	AuEq g/t	Au GXM	Including 10g/t Au HG	Litho	Met Code
CRSX23-15A	504.50	555.50	51.0	39.0	1.26	7.2	67	1807	671	1794	1.44	64.43		504.5 - 520.95 Caracol 520.95 - 521.95 Breccia 521.95 - 555.5 Caracol	504.5 - 533.9 533.9 - 555.5 SX
CRSX23-15A	563.00	572.00	9.0	8.5	2.59	8.6	115	2977	850	2829	2.84	23.31		Caracol	SX
CRSX23-15A	578.70	616.50	37.8	35.5	1.18	6.3	96	1567	757	1799	1.35	44.52		Caracol	SX
CRSX23-15A	627.00	628.50	1.5	1.4	2.51	3.6	133	6070	105	70	2.57	3.77		Caracol	SX
CRSX23-15A	640.50	648.00	7.5	4.9	1.05	11.4	215	1320	481	3429	1.38	7.87		Caracol	SX
CRSX23-15A	661.50	672.00	10.5	6.9	1.18	6.5	116	3153	84	503	1.30	12.41		Caracol	SX
CRSX23-15A	681.00	682.50	1.5	1.0	2.50	13.0	451	3360	363	5700	2.99	3.75		Caracol	SX
CRSX23-15A	687.00	688.50	1.5	1.0	1.22	12.1	153	489	250	1975	1.47	1.82		Caracol	SX
CRSX23-15A	703.50	732.00	28.5	18.7	1.56	7.2	211	1235	102	2686	1.80	44.51		Caracol	SX
CRSX23-15A	751.50	756.00	4.5	4.2	1.65	20.4	413	1662	215	9352	2.39	7.44		Caracol	SX
CRSX23-15A	777.00	778.50	1.5	1.4	1.79	6.1	220	1820	113	1510	1.96	2.68		Caracol	SX
CRSX23-15A	836.50	838.00	1.5	1.0	1.03	19.1	317	3600	296	18600	2.18	1.55		Indidura	SX
CRSX23-15B	508.50	510.00	1.5	1.4	1.30	22.7	61	2040	1745	1795	1.66	1.94		Caracol	SX
CRSX23-15B	519.00	539.00	20.0	18.2	2.53	12.4	110	3499	939	4398	2.90	50.64		519 - 528.4 Caracol 528.4 - 530.25 Breccia 530.25 - 539 Caracol	SX
CRSX23-15B	546.50	554.00	7.5	6.8	2.07	5.7	124	730	561	4001	2.35	15.55		Caracol	SX
CRSX23-15B	561.50	572.00	10.5	9.6	1.86	3.9	71	2408	270	2227	2.02	19.51		Caracol	SX
CRSX23-17	507.50	576.00	68.5	51.8	2.54	11.2	118	2821	1167	3305	2.85	174.09	1.5m @ 13.05g/t Au	507.5 - 508.95 Caracol 508.95 - 510.1 Breccia 510.1 - 512.4 Caracol 512.4 - 517.4 Breccia 517.4 - 546.05 Caracol 546.05 - 547.05 Breccia 547.05 - 576 Caracol	SX
CRSX23-17	588.00	601.50	13.5	10.2	3.07	5.7	165	2434	285	2134	3.26	41.40		Caracol	SX
CRSX23-17	609.00	627.00	18.0	15.7	2.12	5.5	117	2313	799	1286	2.26	38.12	1.5m @ 11.9g/t Au	Caracol	SX
CRSX23-17	667.50	669.00	1.5	1.3	1.34	4.1	133	496	93	358	1.42	2.00		Caracol	SX
CRSX23-17	685.50	688.50	3.0	2.4	4.01	6.8	180	5760	196	8646	4.52	12.03		Caracol	SX
CRSX23-17	702.00	703.50	1.5	1.3	12.90	23.6	524	2820	1845	21800	14.28	19.35	1.5m @ 12.9g/t Au	Indidura	SX
CRSX23-17	726.50	734.00	7.5	6.4	3.05	8.5	232	2789	305	3855	3.37	22.89	1.5m @ 12.35g/t Au	Indidura	SX
CRSX23-17	753.50	755.00	1.5	1.2	1.06	8.4	199	934	1025	5150	1.43	1.58		Indidura	SX
CRSX23-17	784.50	786.00	1.5	1.2	1.52	18.7	673	7790	1270	25500	3.04	2.28		Indidura	SX
CRSX23-17	789.00	790.50	1.5	1.2	1.07	0.9	239	59	16	545	1.13	1.60		Indidura	SX
CRSX23-17	834.00	844.50	10.5	9.0	1.82	3.3	162	708	32	4116	2.07	19.11		Indidura	SX
CRSX23-17	915.00	919.70	4.7	4.0	2.54	4.2	442	569	36	748	2.69	11.94		Cuesta de Cura	SX
CRSX23-17	942.00	943.50	1.5	1.2	1.81	0.3	59	51	15	44	1.82	2.72		FG Intrusives - hdb-bi-pl	SX
CRSX23-17	955.70	957.20	1.5	1.2	1.15	4.7	1065	485	12	214	1.36	1.72		Cuesta de Cura	SX
CRSX23-17	961.40	963.50	2.1	1.6	1.35	9.3	773	217	82	318	1.58	2.83		961.4 - 962 Cuesta de Cura 962 - 963.5 FG Intrusives - hdb-bi-pl	SX
CRSX23-17	1014.00	1015.50	1.5	1.3	1.46	5.3	244	3510	120	25900	2.77	2.19		Cuesta de Cura	SX
CRSX23-18B	491.80	493.50	1.7	1.0	2.11	13.6	109	2820	1820	10250	2.77	3.59		Caracol	SX
CRSX23-18B	517.35	665.00	147.7	90.6	1.77	8.5	137	2345	996	4391	2.09	260.92	1.5m @ 29.3g/t Au	517.35 - 548.05 Caracol 548.05 - 551.25 Breccia 551.25 - 620.6 Caracol 620.6 - 629.45 Indidura 629.45 - 632 Breccia 632 - 665 Indidura	517.35 - 627.2 SX 627.2 - 634.8 TRSX 634.8 - 665 SX
CRSX23-19A	450.00	469.50	19.5	14.7	1.03	8.3	60	1677	888	1582	1.22	20.18		Caracol	SX
CRSX23-19A	480.10	487.50	7.4	5.6	1.52	4.5	69	3087	500	2152	1.69	11.27		Caracol	SX
CRSX23-19A	499.50	501.00	1.5	1.3	1.47	14.9	183	2900	2420	3380	1.83	2.21		Caracol	SX
CRSX23-19A	522.00	550.50	28.5	21.4	1.18	6.0	112	914	737	2048	1.36	33.58		Caracol	522 - 547 SX 547 - 550.5 TRSX
CRSX23-19A	558.48	598.50	40.0	30.0	1.34	7.1	121	689	173	2856	1.57	53.53		558.48 - 567.7 Breccia 567.7 - 571.15 Caracol 571.15 - 572 Breccia 572 - 598.5 Caracol	558.48 - 561.5 TRSX 561.5 - 567.7 TROL 567.7 - 571.7 TRSX 571.7 - 598.5 SX
CRSX23-19A	610.50	612.00	1.5	1.1	3.36	10.9	154	1135	117	14100	4.17	5.04		Caracol	SX
CRSX23-19A	630.00	634.50	4.5	3.4	1.01	5.0	129	1639	53	1566	1.16	4.54		Caracol	SX
CRSX23-19A	642.00	655.50	13.5	10.1	1.02	2.2	86	281	39	663	1.09	13.78		Caracol	SX
CRSX23-19A	660.00	661.50	1.5	1.1	2.70	7.9	280	4450	59	3380	2.99	4.05		Indidura	SX
CRSX23-19A	669.00	676.50	7.5	6.5	1.05	5.4	182	1337	88	5715	1.41	7.91		Indidura	SX
CRSX23-19A	687.00	691.50	4.5	3.4	23.48	7.5	155	161	234	7557	23.94	105.64	1.5m @ 69.1g/t Au	Indidura	TRSX
CRSX23-19B	477.50	489.50	12.0	8.2	1.05	6.4	53	1706	838	1731	1.22	12.60		Caracol	SX
CRSX23-19B	491.00	492.50	1.5	1.0	1.09	16.8	57	2590	4250	1105	1.35	1.63		Caracol	SX
CRSX23-19B	503.00	513.50	10.5	7.2	1.17	7.2	80	2851	790	703	1.30	12.27		Caracol	SX
CRSX23-19B	525.50	528.50	3.0	2.0	3.10	23.5	134	4265	2709	6935	3.72	9.29		Caracol	SX
CRSX23-19B	536.00	569.00	33.0	22.3	1.51	9.5	146	2006	1664	4709	1.86	49.72		Caracol	SX
CRSX23-19B	584.00	633.85	49.9	33.6	2.05	7.5	185	1104	220	2974	2.30	101.99		584 - 587.6 Caracol 587.6 - 595.7 Breccia 595.7 - 633.85 Caracol	584 - 595.7 TROH 595.7 - 633.85 SX
CRSX23-19B	640.50	661.50	21.0	14.2	2.81	18.7	284	2598	437	16860	3.86	58.98	1.3m @ 11.4g/t Au	Indidura	SX
CRSX23-19B	685.00	686.50	1.5	1.0	1.73	6.0	174	316	212	7130	2.16	2.60		Indidura	SX
CRSX23-19C	476.70	484.00	7.3	4.6	1.11	4.4	36	2226	400	1034	1.22	8.13		Caracol	SX
CRSX23-19C	494.50	496.00	1.5	1.0	1.23	56.3	230	5720	10200	1500	2.00	1.84		Caracol	SX
CRSX23-19C	508.00	509.50	1.5	1.0	1.04	6.4	50	268	1095	729	1.15	1.55		Caracol	SX
CRSX23-19C	520.00	521.50	1.5	0.9	1.13	6.6	107	2320	902	3760	1.40	1.69		Caracol	SX
CRSX23-19C	532.00	656.50	124.5	78.1	2.08	9.8	144	2069	1131	3881	2.40	259.38	1.5m @ 11.65g/t Au 3m @ 11.68g/t Au	532 - 619.13 Caracol 619.13 - 633.2 Breccia 633.2 - 655.1 Indidura 655.1 - 656.5 Breccia	532 - 619.13 SX 619.13 - 625.2 TROL 625.2 - 629.7 TROH 629.7 - 656.5 TRSX
CRSX23-20	593.00	610.00	17.0	11.5	2.09	12.3	103	2057	1477	2196	2.36	35.61		Caracol	593 - 605.6 SX 605.6 - 610 TROL
CRSX23-20	617.50	629.50	12.0	8.1	2.96	5.6	118	6363	250	1387	3.11	35.56	1.5m @ 13.1g/t Au	Caracol	SX
CRSX23-20	636.20	648.00	11.8	8.0	3.98	26.6	138	3078	2344	9290	4.75	46.91	1.3m @ 28g/t Au	636.2 - 637.5 Breccia 637.5 - 648 Indidura	636.2 - 637.45 TROH 637.45 - 648 SX
CRSX23-20	660.00	664.50	4.5	3.0	1.77	3.1	97	384	78	2864	1.95	7.96		Indidura	SX
CRSX23-20A	541.50	543.00	1.5	1.5	2.53	8.8	187	4540	218	3000	2.80	3.80		Caracol	SX
CRSX23-20A	550.50	580.00	29.5	29.0	2.74	32.7	262	1548	3613	5790	3.44	80.81	1.75m @ 13.25g/t Au	550.5 - 555.9 Caracol 555.9 - 557.65 Breccia 557.65 - 580 Caracol	550.5 - 555.9 TRSX 555.9 - 575.6 TROL 575.6 - 580 TRSX
CRSX23-20A	596.00	597.50	1.5	0.7	2.98	12.2	257	1640	2020	3860	3.34	4.47		Caracol	TRSX
CRSX23-20A	613.30	616.00	2.7	2.7	6.65	14.7	350	527	366	2120	6.97	17.96		Caracol	613.3 - 615.65 TRSX 615.65 - 616 SX
CRSX23-20A	636.00	649.00	13.0	12.8	3.75	4.2	108	341	95	2500	3.93	48.71	1.5m @ 26.9g/t Au	Caracol	SX
CRSX23-20B	519.00	541.50	22.5	20.8	1.47	6.4	66	1236	895	2429	1.68	33.18		Caracol	519 - 521.8 FR 521.8 - 528.5 SX 528.5 - 535.5 TRSX 535.5 - 541.5 SX
CRSX23-20B	555.00	558.00	3.0	2.8	5.98	23.6	258	2817	3130	8265	6.69	17.94		Caracol	SX
CRSX23-20B	568.00	664.50	96.5	89.2	2.22	9.3	166	619	1375	4108	2.54	213.77	1.15m @ 12.75g/t Au 1.6m @ 17.45g/t Au	568 - 588.15 Caracol 588.15 - 591.1 Breccia 591.1 - 664.5 Caracol	568 - 592.6 TROL 592.6 - 615 TRSX 615 - 620.1 SX 620.1 - 628.6 TRSX 628.6 - 647.7 SX 647.7 - 652.7 TRSX 652.7 - 662.1 SX 662.1 - 664.5 TRSX
CRSX23-20B	677.20	678.50	1.3	1.2	1.70	1.6	74	289	29	810	1.77	2.21		Caracol
CRSX23-20B	692.30	701.50	9.2	8.5	1.35	1.1	78	245	25	815	1.41	12.39		Breccia	TRSX
CRSX23-20B	720.50	749.00	28.5	26.4	1.77	5.1	223	266	36	865	1.91	50.54		Caracol	720.5 - 745.7 TRSX 745.7 - 749 SX
CRSX23-20B	758.00	790.50	32.5	21.3	1.74	10.8	298	744	188	4615	2.12	56.39		758 - 787.45 Indidura 787.45 - 790.5 FG Intrusives - hdb-bi-pl	SX
CRSX23-20B	822.00	826.50	4.5	4.2	2.70	44.9	525	705	499	4156	3.50	12.13		822 - 823.35 Breccia 823.35 - 826.5 FG Intrusives - hdb-bi-pl	SX
CRSX23-20B	834.00	845.50	11.5	7.5	4.08	35.8	943	1856	247	1810	4.72	46.91	1.5m @ 11.8g/t Au	834 - 836.3 FG Intrusives - hdb-bi-pl 836.3 - 837.8 Breccia 837.8 - 845.5 Indidura	SX
CRSX23-20C	547.50	558.00	10.5	8.8	4.22	8.2	119	4456	232	3099	4.48	44.28	1.5m @ 13.55g/t Au	Caracol	SX
CRSX23-20C	567.00	570.00	3.0	2.5	4.52	32.2	215	3045	2141	13750	5.58	13.57		Caracol	TRSX
CRSX23-20C	582.00	608.00	26.0	21.7	1.55	13.0	141	485	1030	3051	1.87	40.26	0.9m @ 10.55g/t Au	Caracol	TRSX
CRSX23-20C	615.50	646.60	31.1	25.9	1.53	7.1	157	1174	249	3011	1.78	47.67		Caracol	615.5 - 631.8 SX 631.8 - 646.6 TRSX
CRSX23-20C	655.50	671.50	16.0	13.3	2.40	6.5	135	1304	84	1618	2.57	38.42	1.5m @ 10.55g/t Au	655.5 - 668.4 Caracol 668.4 - 671.5 Indidura	SX
CRSX23-20C	682.00	688.00	6.0	5.0	1.30	2.7	83	1057	169	3878	1.53	7.81		Indidura	SX
CRSX23-20C	699.50	701.00	1.5	1.2	4.67	25.1	635	1630	437	18600	5.93	7.01		Indidura	SX
CRSX23-20C	755.20	756.50	1.3	1.0	1.22	6.2	299	390	77	5860	1.61	1.58		Indidura	FR
CRSX23-20C	839.50	841.00	1.5	1.2	1.23	5.5	94	208	51	16800	2.10	1.85		Indidura	SX
CRSX23-20C	854.50	856.00	1.5	1.2	1.01	13.2	627	151	212	42700	3.26	1.51		Cuesta de Cura	SX
CRSX23-20C	860.60	862.00	1.4	1.1	1.40	52.4	664	659	1450	6130	2.41	1.96		Cuesta de Cura	SX
CRSX23-20C	887.00	888.30	1.3	1.0	2.11	1.3	56	113	18	433	2.15	2.74		Cuesta de Cura	SX
CRSX23-20C	904.40	905.90	1.5	1.3	1.97	12.9	283	2080	193	20600	3.13	2.95		Cuesta de Cura	SX
CRSX23-20D	516.95	518.50	1.5	1.2	1.91	20.4	89	5670	3180	4370	2.37	2.96		Caracol	SX
CRSX23-20F	561.00	571.50	10.5	8.2	3.22	13.8	117	5809	1727	3058	3.55	33.85	1.5m @ 14.8g/t Au	Caracol	SX
CRSX23-20F	578.50	643.90	65.4	51.0	2.36	10.4	156	1800	862	3170	2.66	154.40	1.5m @ 14.8g/t Au	578.5 - 637.6 Caracol 637.6 - 643.75 Breccia 643.75 - 643.9 Caracol	578.5 - 607.8 SX 607.8 - 625.7 TRSX 625.7 - 637.6 SX 637.6 - 643.75 TRSX 643.75 - 643.9 SX
CRSX23-20F	653.00	668.00	15.0	11.7	1.59	20.2	142	2174	696	1393	1.91	23.79		653 - 656 Caracol 656 - 668 Indidura	SX
CRSX23-20F	675.50	677.00	1.5	1.3	5.47	49.4	1110	5690	6040	7460	6.57	8.21		Indidura	SX
CRSX23-20F	686.00	687.50	1.5	1.3	2.25	1.3	54	362	91	778	2.31	3.38		Indidura	SX
CRSX23-20F	812.50	830.80	18.3	15.7	1.22	10.5	406	1096	180	13319	2.03	22.34		Cuesta de Cura	SX
CRSX23-20F	840.30	844.60	4.3	3.7	3.64	1.5	100	983	20	15880	4.41	15.63		Cuesta de Cura	840.3 - 842 SX 842 - 844.6 TRSX
CRSX23-20F	853.15	854.65	1.5	1.3	2.54	8.4	597	1885	115	12300	3.30	3.81		Cuesta de Cura	TRSX
CRSX23-20F	872.50	874.00	1.5	1.3	2.26	0.7	44	35	7	424	2.29	3.39		Cuesta de Cura	SX
CRSX23-20F	987.10	988.05	0.9	0.8	6.35	7.4	1175	341	164	1205	6.66	6.03		Cuesta de Cura	SX
CRSX23-20F	1026.00	1027.50	1.5	1.3	1.30	0.5	17	16	9	36	1.31	1.94		Cuesta de Cura	SX
CRSX23-20F	1062.75	1067.95	5.2	4.4	2.69	10.0	371	884	322	38784	4.69	14.01	0.8m @ 15.5g/t Au	Cuesta de Cura	SX
CRSX23-21	557.00	558.50	1.5	1.1	1.64	6.9	72	2400	870	1010	1.78	2.46		Caracol	SX
CRSX23-21	573.50	585.50	12.0	8.8	1.66	7.5	50	2331	602	1210	1.81	19.89		Caracol	SX
CRSX23-21	597.50	599.00	1.5	1.1	1.46	26.6	77	1960	4230	4950	2.02	2.18		Caracol	SX
CRSX23-21	610.95	640.00	29.1	21.0	1.95	6.4	85	2466	513	3012	2.18	56.51		Caracol	SX
CRSX23-21	653.50	660.00	6.5	5.8	1.51	8.7	69	1020	1198	3320	1.78	9.79		Caracol	SX
CRSX23-21	675.00	677.00	2.0	1.4	4.83	26.5	213	5747	704	9840	5.65	9.67	0.65m @ 12g/t Au	Caracol	SX
CRSX23-21A	523.20	524.45	1.3	1.2	2.20	6.3	44	4590	616	928	2.33	2.75		Breccia	SX
CRSX23-21A	533.50	583.00	49.5	47.6	2.44	13.9	180	2387	1264	3691	2.80	120.70	1.5m @ 17.1g/t Au 1.5m @ 18.8g/t Au	Caracol	SX
CRSX23-21A	592.00	599.50	7.5	7.2	6.33	13.0	212	5674	517	10231	6.99	47.45	1.5m @ 13g/t Au	Caracol	SX
CRSX23-21A	608.50	613.00	4.5	4.3	1.75	2.4	63	1456	40	497	1.81	7.86		Caracol	SX
CRSX23-21A	619.00	620.50	1.5	1.4	1.38	2.1	68	745	29	60	1.42	2.07		Caracol	SX
CRSX23-21A	629.50	634.00	4.5	4.3	2.27	23.0	157	4130	4170	5410	2.82	10.20		Caracol	SX
CRSX23-21A	641.50	644.50	3.0	2.9	3.88	13.4	167	4230	911	6075	4.35	11.64		Caracol	SX
CRSX23-21A	661.00	662.50	1.5	0.9	2.08	1.2	53	481	28	632	2.13	3.12		Caracol	SX
CRSX23-21A	678.00	687.00	9.0	8.7	1.50	2.4	90	865	84	1401	1.60	13.47		Caracol	SX
CRSX23-21A	694.50	696.00	1.5	0.9	2.14	2.4	65	459	75	202	2.19	3.21		Caracol	SX
CRSX23-21A	706.50	708.00	1.5	0.8	2.69	4.4	110	8550	72	986	2.80	4.04		Caracol	SX
CRSX23-21A	713.65	718.00	4.4	4.2	1.17	5.2	186	1154	80	1454	1.33	5.11		Caracol	SX
CRSX23-21A	737.50	738.65	1.1	0.6	2.31	10.9	350	285	71	7950	2.86	2.66		Caracol	SX
CRSX23-21B	542.70	572.00	29.3	26.4	2.17	17.3	117	2413	1859	5898	2.67	63.67		542.7 - 549.5 Breccia 549.5 - 572 Caracol	542.7 - 571.9 SX 571.9 - 572
CRSX23-21B	586.50	596.50	10.0	9.0	3.49	10.8	150	3503	1346	1396	3.71	34.93	1.3m @ 12.4g/t Au	Caracol	SX
CRSX23-21B	618.50	640.50	22.0	19.8	2.41	9.9	173	4227	1150	3867	2.74	53.07		Caracol	SX
CRSX23-21B	655.10	668.00	12.9	9.2	1.51	2.5	76	990	50	1633	1.62	19.43		Caracol	SX
CRSX23-21B	689.50	691.00	1.5	1.1	2.73	7.4	238	2880	746	5340	3.10	4.10		Caracol	SX
CRSX23-21B	716.50	718.00	1.5	1.4	1.20	9.1	133	1035	171	4080	1.52	1.80		Caracol	SX
CRSX23-21B	730.00	731.50	1.5	1.4	2.29	6.5	172	8960	69	3930	2.58	3.44		Caracol	SX
CRSX23-21B	736.00	758.50	22.5	20.3	1.37	4.2	167	1690	70	2162	1.55	30.84		Caracol	SX
CRSX23-21B	775.50	778.15	2.6	2.4	1.61	21.5	323	2725	742	5850	2.19	4.28		Indidura	SX
CRSX23-21B	811.00	812.00	1.0	0.7	4.47	15.8	446	677	130	18100	5.57	4.47		Indidura	SX
CRSX23-21B	841.00	845.50	4.5	4.1	1.17	7.7	513	689	86	2603	1.46	5.28		Indidura	SX
CRSX23-21B	863.60	864.30	0.7	0.6	3.86	22.6	935	487	264	111500	9.50	2.70		Indidura	SX
CRSX23-21B	872.50	874.00	1.5	1.4	1.51	2.8	27	7980	201	1080	1.60	2.27		FG Intrusives - hdb-bi-pl	SX
CRSX23-21B	893.65	895.60	2.0	1.8	3.24	26.5	860	452	314	13150	4.29	6.32		Indidura	SX
CRSX23-21C	534.50	536.00	1.5	1.2	2.80	16.1	52	1530	1900	2030	3.10	4.20		Caracol	SX
CRSX23-21C	549.50	554.00	4.5	3.7	1.22	14.6	75	1762	2051	2913	1.54	5.50		Caracol	SX
CRSX23-21C	557.00	558.50	1.5	1.2	1.27	18.1	92	2090	2200	4320	1.70	1.91		Caracol	SX
CRSX23-21C	569.00	608.50	39.5	32.7	2.59	10.0	128	2459	852	2442	2.84	102.33	1.4m @ 18.55g/t Au 1.5m @ 14.15g/t Au 1.5m @ 14.6g/t Au	569 - 578.3 Caracol 578.3 - 579.85 Breccia 579.85 - 608.5 Caracol	SX
CRSX23-21C	617.50	647.50	30.0	24.9	3.25	10.0	148	4330	632	2718	3.52	97.42	1.5m @ 16.15g/t Au 1.42m @ 20.4g/t Au	Caracol	SX
CRSX23-21C	698.00	699.50	1.5	1.2	1.28	0.5	59	98	11	32	1.29	1.91		Caracol	SX
CRSX23-21C	701.00	702.50	1.5	1.2	1.22	1.2	44	203	23	303	1.25	1.83		Caracol	SX
CRSX23-21D	720.50	722.00	1.5	1.3	2.97	3.2	63	2970	50	2720	3.14	4.46		Caracol	SX
CRSX23-21D	759.50	764.00	4.5	3.8	1.53	10.7	217	4163	239	7463	2.04	6.90		Indidura	SX
CRSX23-21D	820.40	822.00	1.6	1.3	1.08	5.2	297	4720	64	3060	1.33	1.73		Indidura	SX
CRSX23-21D	865.50	867.00	1.5	1.3	1.21	4.6	112	1190	55	4740	1.50	1.82		Indidura	SX
CRSX23-21D	880.50	888.00	7.5	5.9	3.78	10.2	204	4905	139	6338	4.23	28.38	1.5m @ 17.4g/t Au	Cuesta de Cura	SX
CRSX23-21D	901.50	903.00	1.5	1.3	1.57	3.4	1070	88	14	296	1.77	2.36		Cuesta de Cura	SX
CRSX23-21D	1000.20	1025.50	25.3	21.6	1.93	11.0	1845	450	24	1961	2.41	48.89		1000.2 - 1000.9 FG Intrusives - hdb-bi-pl 1000.9 - 1025.5 Cuesta de Cura	SX
CRSX23-21D	1043.50	1045.00	1.5	1.3	1.16	2.2	479	1885	17	14500	1.93	1.74		Cuesta de Cura	SX
CRSX23-21D	1066.05	1069.05	3.0	2.6	1.73	2.4	183	3200	13	7800	2.15	5.20		Cuesta de Cura	SX
CRSX23-21D	1084.00	1085.50	1.5	1.3	1.93	0.7	117	5950	4	7450	2.30	2.89		Cuesta de Cura	SX
CRSX23-23	528.50	530.00	1.5	1.0	1.80	18.4	89	5570	3570	3570	2.20	2.70		Caracol	SX
CRSX23-23	563.60	566.50	2.9	2.7	2.31	14.6	98	2399	2708	2601	2.62	6.70		Caracol	SX
CRSX23-23	575.50	578.50	3.0	2.0	2.83	25.5	170	1800	5490	4428	3.36	8.48		Caracol	SX
CRSX23-23	585.50	605.00	19.5	13.0	1.97	11.1	90	4119	1547	3166	2.26	38.32		Caracol	SX
CRSX23-23	617.00	641.00	24.0	16.0	2.52	13.9	119	898	1255	3830	2.89	60.60		617 - 630.25 Caracol 630.25 - 634.3 Breccia 634.3 - 641 Indidura	617 - 630.25 TRSX 630.25 - 634.3 TROL 634.3 - 641 SX
CRSX23-23A	484.30	486.00	1.7	1.3	1.02	3.9	26	2650	575	581	1.09	1.73		Caracol	SX
CRSX23-23A	508.50	510.00	1.5	1.2	1.05	16.2	79	3750	1600	4700	1.47	1.57		Caracol	SX
CRSX23-23A	520.50	531.00	10.5	8.2	1.81	5.3	102	1774	217	2154	1.99	19.00		Caracol	SX
CRSX23-23A	537.50	538.60	1.1	0.9	1.66	28.7	122	805	4040	4070	2.21	1.82		Breccia	TRSX
CRSX23-23A	550.50	611.00	60.5	51.6	1.60	12.5	201	585	1440	3687	1.95	96.76		Caracol	550.5 - 556 TRSX 556 - 562.5 SX 562.5 - 574.05 TRSX 574.05 - 591.1 SX 591.1 - 598 TRSX 598 - 610 610 - 611 TRSX
CRSX23-23A	620.00	656.00	36.0	28.1	3.41	4.1	117	482	76	1358	3.54	122.71	3m @ 29.18g/t Au	Caracol	620 - 623.9 SX 623.9 - 630.95 TRSX 630.95 - 656
CRSX23-23A	670.50	684.50	14.0	10.9	1.11	9.0	147	827	144	3964	1.42	15.53		670.5 - 671.3 Caracol 671.3 - 684.5 Indidura	SX
CRSX23-23B	548.00	556.25	8.3	7.7	3.20	15.5	84	4954	1654	2883	3.54	26.42		Caracol	SX
CRSX23-23B	562.50	590.00	27.5	18.2	2.08	15.1	149	1438	2384	2643	2.40	57.11		562.5 - 579.7 Caracol 579.7 - 584.35 Breccia 584.35 - 590 Caracol	562.5 - 579.7 SX 579.7 - 584.35 OX 584.35 - 590 SX
CRSX23-23B	606.50	627.00	20.5	13.5	2.33	9.3	154	543	607	1899	2.55	47.73	0.9m @ 16.25g/t Au	606.5 - 625.2 Caracol 625.2 - 627 Indidura	606.5 - 609 SX 609 - 625.2 TROL 625.2 - 627 SX
CRSX23-23B	654.00	655.50	1.5	1.0	2.37	29.9	581	3350	347	6880	3.13	3.56		Indidura	SX
CRSX23-23B	672.00	673.50	1.5	1.0	1.30	3.9	93	1710	90	3010	1.50	1.95		Indidura	SX
CRSX23-23B	679.50	681.05	1.5	1.0	3.57	5.6	146	3450	435	671	3.69	5.53		Indidura	SX
CRSX23-24	487.00	505.00	18.0	16.2	1.85	13.3	138	2720	1557	1636	2.10	33.24		487 - 498.15 Caracol 498.15 - 500.7 Breccia 500.7 - 505 Caracol	SX
CRSX23-24	514.00	547.00	33.0	29.7	1.84	17.7	224	1616	2461	6935	2.41	60.87		Caracol	514 - 534.6 SX 534.6 - 543.95 TROL 543.95 - 547 TRSX
CRSX23-24	565.00	592.00	27.0	24.3	1.55	5.5	177	2148	267	2670	1.77	41.85		Caracol	SX
CRSX23-24	599.50	610.00	10.5	9.5	1.54	3.9	95	2441	155	1974	1.70	16.21		Caracol	SX
CRSX23-24	619.00	623.50	4.5	4.1	1.11	1.2	65	320	57	173	1.14	4.98		Caracol	SX
CRSX23-24	628.00	629.50	1.5	1.4	1.09	4.6	103	1325	432	7430	1.51	1.64		Caracol	SX
CRSX23-24	637.00	640.00	3.0	2.7	3.25	8.6	198	760	309	4610	3.59	9.74		Caracol	SX
CRSX23-24	653.00	654.50	1.5	1.3	2.78	10.8	285	2920	344	6550	3.26	4.17		Caracol	SX
CRSX23-24	691.50	700.50	9.0	8.1	1.26	6.6	178	270	41	1098	1.41	11.32		Caracol	SX
CRSX23-24	708.00	709.50	1.5	1.1	1.53	2.5	194	53	56	236	1.59	2.29		Caracol	SX
CRSX23-24	730.50	755.50	25.0	22.4	1.27	6.8	200	220	72	2319	1.49	31.82		730.5 - 751.55 Caracol 751.55 - 755.5 FG Intrusives - hdb-bi-pl	TRSX
CRSX23-24	772.10	775.15	3.0	2.7	1.86	49.1	1289	1620	920	23036	3.71	5.67		FG Intrusives - hdb-bi-pl	TRSX
CRSX23-24A	457.50	459.00	1.5	1.4	2.24	7.7	148	2930	240	8040	2.73	3.36		Caracol	457.5 - 458.35 FR 458.35 - 459 SX
CRSX23-24A	484.75	487.90	3.1	2.9	1.79	14.2	88	3327	1620	6364	2.28	5.65		484.75 - 486.4 Breccia 486.4 - 487.9 Caracol	SX
CRSX23-24A	501.50	503.00	1.5	1.4	1.23	27.2	125	329	3710	1715	1.65	1.85		Caracol	SX
CRSX23-24A	515.50	582.00	66.5	61.7	2.94	15.2	219	2769	1777	4772	3.37	195.36	1.5m @ 21.7g/t Au 1.5m @ 13.85g/t Au	Caracol	SX
CRSX23-24A	594.00	604.50	10.5	9.7	1.52	3.6	153	1026	193	2202	1.69	16.01		Caracol	SX
CRSX23-24A	611.50	614.25	2.8	2.6	2.98	11.7	200	6028	446	11091	3.66	8.18		Caracol	SX
CRSX23-24A	620.80	638.50	17.7	16.4	1.10	4.1	150	1747	280	2878	1.30	19.43		620.8 - 622 Caracol 622 - 625.25 Breccia 625.25 - 638.5 Caracol	SX
CRSX23-24A	650.50	683.50	33.0	30.6	1.62	4.6	144	1134	165	1449	1.76	53.30	0.75m @ 21.3g/t Au	Caracol	650.5 - 678.3 SX 678.3 - 682.8 TRSX 682.8 - 683.5 SX
CRSX23-24A	694.90	696.60	1.7	1.1	1.15	1.4	55	300	31	160	1.18	1.96		Caracol	SX
CRSX23-24A	705.50	707.00	1.5	1.0	1.34	2.3	95	61	34	718	1.41	2.00		Caracol	SX
CRSX23-24A	723.50	738.35	14.9	9.9	1.24	12.9	501	1151	120	5110	1.71	18.46		Caracol	SX

Criteria: Cut off grade 1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m, if Au grade x length > 1.5 the composite will be added
Price Assumptions: Au = 1750usd oz, Ag = 21usd oz, Cu = 3.5usd lb, Zn = 1.2usd lb
AuEq include (Au+Ag+Cu+Zn)
FR= Fresh Rock, OX= Oxide, TROL= Transition Oxide Low, TROH= Transition Oxide High, MX= Mixed, TRSX= Transition Sulphide, SX= Sulphide

Table 2: Camino Rojo Drill Hole Collars

HOLE-ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
CRSX23-15A	243579.9	2676156.2	1953.8	158.2	-51.33	845.4
CRSX23-15B	243579.9	2676156.9	1954.4	159.0	-57.00	588.5
CRSX23-17	243664.9	2676155.3	1952.9	161.0	-74.00	1023.1
CRSX23-18B	243932.1	2676280.7	1948.5	151.0	-86.00	680.0
CRSX23-19A	243902.4	2676281.2	1949.2	157.0	-75.00	700.3
CRSX23-19B	243900.9	2676281.7	1948.9	155.0	-80.00	693.4
CRSX23-19C	243900.9	2676281.7	1948.9	151.0	-85.00	680.0
CRSX23-20	243734.7	2676289.5	1952.9	146.0	-75.00	670.0
CRSX23-20A	243734.7	2676289.5	1952.9	148.0	-41.00	650.1
CRSX23-20B	243734.7	2676289.5	1952.9	146.3	-51.50	851.2
CRSX23-20C	243734.7	2676289.5	1952.9	148.0	-64.00	911.2
CRSX23-20D	243734.7	2676289.5	1952.9	150.0	-68.00	541.6
CRSX23-20F	243734.7	2676289.5	1952.9	147.0	-71.00	1100.0
CRSX23-21	243590.8	2676192.7	1954.0	153.5	-77.00	701.0
CRSX23-21A	243589.6	2676192.0	1954.0	153.2	-50.50	740.4
CRSX23-21B	243589.6	2676192.0	1954.0	153.5	-60.50	945.3
CRSX23-21C	243589.6	2676192.0	1954.0	154.3	-70.57	706.9
CRSX23-21D	243589.6	2676192.0	1954.0	154.3	-70.57	1100.1
CRSX23-23	243796.8	2676271.4	1951.7	147.0	-81.00	670.1
CRSX23-23A	243796.8	2676271.4	1952.0	146.5	-72.00	690.2
CRSX23-23B	243796.7	2676271.7	1952.0	146.5	-76.50	698.1
CRSX23-24	243683.9	2676264.3	1953.2	149.0	-57.00	814.2
CRSX23-24A	243683.9	2676264.3	1953.2	158.0	-56.00	743.3

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development; www.orlamining.com, investor@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 25-JAN-24